Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

SUPPL

Citigate Dewe Rogerson


10016158

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Sandra Novakov
Return fax	+44 20 7282 2811
Reference	**Erste Group Bank, Commission file no. 82-5066** **"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"**
Date	10/08/10
No. of pages including this one	3

Please find attached the following Erste Group Bank release:

Change in disclosure requirements for Erste Group share transactions by cross guarantee system savings banks

dw 8/17



ERSTE GROUP

INVESTOR INFORMATION Vienna, 10 August 2010

Change in disclosure requirements for Erste Group share transactions by cross guarantee system savings banks

Following the introduction of Haftungsverbund New in 2009, this set of agreements, which as a successor to Haftungsverbund regulates the co-operation of all 52 Austrian savings banks, provides the legal framework for all savings banks to be consolidated in Erste Group's financial statements, as defined by section 59 of the Austrian Banking Act (BWG).

Furthermore, seven savings banks, in which Erste Group Bank AG holds no less than a 20% interest, are now considered associated companies within the scope of sections 228 and 244 of the Austrian Commercial Code (UGB). Consequently, Erste Group shares owned by these savings banks are regarded as treasury shares within the scope of section 65 of the Stock Corporation Act (AktG). As a result transactions in Erste Group shares by these seven savings banks are now subject to enhanced approval and disclosure requirements.

In line with these requirements, on 9 August 2010, five of these seven savings banks were granted approval by Erste Group's Management and Supervisory Boards to dispose of part of their Erste Group shares totalling 3,437,128 (0.9% of issued share capital). The shares will be sold via the stock exchange in the period between 16 August 2010 and 11 November 2011.

Details on the disposal programme

Based on the authorisation granted by the General Meeting of 12 May 2009 (valid until 11 November 2011) for the purchase of own shares in accordance with section 65 (1) (8) of the AktG, the Management Board of Erste Group Bank AG has adopted with the approval of the Supervisory Board, the following framework programme for the envisaged disposal of Erste Group shares by the savings banks considered associated companies within the scope of section 228 (3) of the Austrian Commercial Code and whose shares in Erste Group Bank AG are thus considered own shares within the scope of section 65 of the AktG.

1. Date of General Meeting authorisation: 12 May 2009
2. Date and method of publication of General Meeting resolution: 13 May 2009; via electronic information dissemination systems (Bloomberg, Reuters, vwd) in accordance with section 82 (8) of Austrian Stock Exchange Act (BörseG)
3. Duration of the share disposal programme: 16 August 2010 to 11 November 2011
4. Class of shares to be sold: Voting no-par value bearer shares (ordinary shares) in Erste Group Bank AG



ERSTE GROUP

5. Volume of shares to be sold: 3,437,128 (0.9% of issued share capital)

	No. of shares
Bankhaus Krentschker & Co Aktiengesellschaft	14,000
Kärntner Sparkasse AG	2,000,000
Sparkasse Kremstal-Pyhrn AG	132,376
Sparkasse Mühlviertel-West Bank AG	274,886
Weinviertler Sparkasse AG	1,014,866
Sum total:	3,437,128

6. Minimum and maximum price per share: Price per share quoted on the relevant stock exchange at the time of the sale but not below EUR 2.00

7. Method and purpose of sale of own shares: Via the stock exchange

8. Effects of the disposal programme on the listing of Erste Group Bank AG-shares: None

9. Number and distribution of share options to be granted or already granted to employees, senior staff and the individual board members in the company or in an associated company, stating the number of purchasable shares, if the issuer is planning to grant share options within the deadline defined under sec.65 (1) (8) or has already done so:
0 (nil)

Any changes to the disposal programme and updates on the transactions shall be published on the Erste Group Bank AG website at http://www.erstegroup.com/tinv/Announcements_AktG in compliance with section 5 (4) of the Publication Ordinance (VeröffentlichungsVO).

The resolution has no effect on any trading of shares in Erste Group Bank AG as part of securities trading activities (authorisation pursuant to sec. 65 (1) (7) AktG).

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.